FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 8, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 8, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:
Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE to Establish a Joint Venture Company with TDK Corporation for Embedded Substrate Manufacturing Business

May 8, 2015 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX; the “ASE”) announced that ASE will enter into a Joint Venture Agreement with TDK Corporation (TSE: 6762; the “TDK”) to establish a joint venture company (the "JV Company") in Taiwan which is expected to manufacture IC embedded substrates utilizing TDK's SESUB technology.  Pursuant to the Joint Venture Agreement and other supplementary agreements, the JV Company may provide part of TDK's production capacity for IC embedded substrates under certain specific circumstances.

The JV Company’s indicative name is "ASE Embedded Electronics Inc." and its initial paid-in capital amount will be the equivalent in NT dollars of US$39,490,000.  ASE will inject US$20,140,000 into the JV Company for 51% shareholding, and TDK will inject US$19,350,000 into the JV Company for 49% shareholding.  After the JV Company obtains agreement from ASE and TDK to commence construction of its first manufacturing line, the JV Company will pay US$19,350,000 as a down payment for the royalty fees for the SESUB technology license granted by TDK.  It is planned that the JV Company’s factory and manufacturing facility will be located in the Nantze Export Processing Zone, Kaohsiung City, Taiwan.

The proposed establishment of and capital injection into the joint venture company is subject to various regulatory approvals or consents (including but not limited to the approvals by the Taiwan Fair Trade Commission and the Export Processing Zone Administration).

About TDK Corporation
TDK Corporation is a leading electronics company based in Tokyo, Japan. It was established in 1935 to commercialize ferrite, a key material in electronic and magnetic products.  TDK's portfolio includes electronic components, modules and systems* marketed under the product brands TDK and EPCOS, power supplies, magnetic application products as well as energy devices, flash memory application devices, and others.  TDK focuses on demanding markets in the areas of information and communication technology and consumer, automotive and industrial electronics.  The company has a network of design and manufacturing locations and sales offices in Asia, Europe, and in North and South America.  In fiscal 2014, TDK posted total sales of USD 9.6 billion and employed about 83,000 people worldwide.  For more information about the TDK Group, visit www.global.tdk.com.
* The product portfolio includes ceramic, aluminum electrolytic and film capacitors, ferrites, inductors, high-frequency components such as surface acoustic wave (SAW) filter products and modules, piezo and protection components, and sensors.

About The ASE Group
The ASE Group is the world's largest provider of independent semiconductor manufacturing services in assembly, test, materials and design manufacturing.  As a global leader geared towards meeting the industry’s ever growing needs for faster, smaller and higher performance chips, the Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package, final test and electronic manufacturing services through Universal Scientific Industrial Co., Ltd. and its subsidiaries, members of the ASE Group.  The Group generated sales revenues of US$8.5 billion in 2014 and employs over 68,000 people worldwide.  For more information about the ASE Group, visit www.aseglobal.com.

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.